SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                  Agrium, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    008916108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jane Beatty
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-6178
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person:
     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group:  (a)  |_|

                                                        (b)  |_|
 3.  SEC Use Only

 4.  Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

 6.  Citizenship or Place of Organization:  Ontario, Canada

         Number of          7.  Sole Voting Power:  8,598,944
           Shares
         Beneficially       8.  Shared Voting Power:  -0-
          Owned By
            Each            9.  Sole Dispositive Power:  8,598,944
          Reporting
           Person          10.  Shared Dispositive Power:  -0-
             With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  8,598,944

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  |_|

13.  Percent of Class Represented by Amount in Row (11):  7.7%

14.  Type of Reporting Person:  EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated December 29, 1997, as amended by Amendment No. 1 dated April 27, 1998, as amended by Amendment No. 2 dated January 7, 1999, as amended by Amendment No. 3 dated February 25, 1999 (the "Schedule 13D"), relating to the Common Stock, $.01 par value (the "Stock"), of Agrium, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)-(c) This Schedule 13D is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers are as follows:

NAME                           RESIDENCE OR BUSINESS ADDRESS         PRINCIPAL OCCUPATION OR EMPLOYMENT
----                           -----------------------------         ----------------------------------

Claude Lamoureux               5650 Yonge Street                     President and Chief Executive Officer
                               5th Floor                             of Teachers
                               Toronto, Ontario
                               M2M 4H5

Ted Medland                    121 King Street West                  Retired Financial Executive
(ChairPerson)                  Suite 2525
                               Toronto, Ontario
                               M5H 3T9

Jalynn Bennett                 247 Davenport Rd.                     President of Jalynn H. Bennett
(Director)                     Suite 303                             Associates, a strategic planning
                               Toronto, Ontario                      consulting firm whose principal
                               M5R 1J9                               business address and office are the
                                                                     same as for Ms. Bennett

David Lennox                   55 Lombard Street                     Retired Secretary for Ontario Public
(Director)                     Suite 413                             School Teachers' Federation, a
                               Toronto, Ontario                      teachers' union.
                               M5C 2R7

Ann Finlayson                  440 Markham Street                    Self-employed journalist, speaker,
(Director)                     Toronto, Ontario                      freelance editor and consultant
                               M6G 2L2

Lucy Greene                    1736 Caughey Lane                     Retired Human Resources Executive for
(Director)                     Penetang, Ontario                     Sun Life Assurance Company of Canada.
                               L9M 1X4

Robin Korthals                 121 King Street West                  Retired Financial Executive
(Director)                     Suite 2525
                               Toronto, Ontario
                               M5H 3T9

Geof Clarkson                  P.O.  Box 251                         Retired Partner with Ernst & Young
(Director)                     Toronto-Dominion Centre
                               Toronto, Ontario
                               M5K 1J7

Gary Porter (Director)         820-439 University Ave.               Self-employed Chartered Accountant
                               Toronto, Ontario
                               M5G 1Y8

Roger Wilson                   Fasken,Campbell Godfrey Toronto       Corporate Lawyer
(Director)                     Dominion Bank     Tower
                               Toronto, Ontario
                               M5K 1N6

Robert Bertram                 5650 Yonge Street                     Senior Vice President, Investments of
                               5th Floor                             Teachers
                               Toronto, Ontario
                               M2M-4H5

Allan Ressor                   5650 Yonge Street                     Senior Vice President, Client and
                               5th Floor                             Information Services of Teachers
                               Toronto, Ontario
                               M2M-4H5

John Brennan                   5650 Yonge Street                     Vice President, Human Resources &
                               5th Floor                             Public Affairs of Teachers
                               Toronto, Ontario
                               M2M-4H5

Andrew Jones                   5650 Yonge Street                     Vice President, Finance of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M-4H5

Peter Maher                    5650 Yonge Street                     Vice President, Internal Audit of
                               5th Floor                             Teachers
                               Toronto, Ontario
                               M2M-4H5

Roger Barton                   5650 Yonge Street                     Vice President, General Counsel &
                               5th Floor                             Secretary of Teachers
                               Toronto, Ontario
                               M2M-4H5

Rosemarie McClean              5650 Yonge Street                     Vice President, Client Services of
                               5th Floor                             Teachers
                               Toronto, Ontario
                               M2M-4H5

Morgan McCague                 5650 Yonge Street                     Vice President, Quantitative
                               5th Floor                             Investments of Teachers
                               Toronto, Ontario
                               M2M-4H5

Neil Petroff                   5650 Yonge Street                     Vice President, Core International &
                               5th Floor                             Fixed Income of Teachers
                               Toronto, Ontario
                               M2M-4H5

Brian Gibson                   5650 Yonge Street                     Vice President, Equities of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M-4H5

Michael Lay                    5650 Yonge Street                     Vice President, Merchant Banking of
                               5th Floor                             Teachers
                               Toronto, Ontario
                               M2M-4H5

Brian Muzyk                    5650 Yonge Street                     Vice President, Real Estate of
                               5th Floor                             Teachers
                               Toronto, Ontario
                               M2M-4H5

Leo de Bever                   5650 Yonge Street                     Vice President, Research & Economics
                               5th Floor                             of Teachers
                               Toronto, Ontario
                               M2M-4H5

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each the directors and the executive officers of Teachers are citizens of Canada.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

 SOURCE OF FUNDS                              AMOUNT OF FUNDS
 Pension Fund Assets                          $109,967,433.29 (1)

     (1) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock. For shares of Stock purchased on or before December 19, 1997, Canadian dollar amounts are converted to U.S. dollar amounts based on the exchange rate for December 19, 1997. For all purchases after December 19, 1997 to the date of this Amendment, the exchange rate on the date of such purchase is used.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Person acquired and continues to hold the shares of Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Person has had, and expects to continue to have, discussions with management and/or the Board of Directors of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Person also has had, and expects to continue to have, discussions with management and/or the Board of Directors of the Issuer concerning various ways of maximizing long-term shareholder value.

     Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional shares of Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares of Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) At the close of business on October 21, 1999, Teachers beneficially owned 8,598,944 shares of Stock pursuant to Rule 13d-3 of the Act, which constitutes 7.7% of outstanding shares of Stock. On such date, Andrew Jones owned less than 50 shares of the Stock, which constitutes a de minimis percentage of the outstanding shares of Stock. Pursuant to publicly available information 111,631,277 shares of the Stock were outstanding on October 21, 1999.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b) Teachers has the sole power to vote or direct the vote and to dispose or direct the disposition of 8,598,944 shares of the Stock.

     (c) During the past 60 days, the Reporting Person has purchased and sold shares of the Stock in transactions on the Toronto Stock Exchange, as follows:

                                   NO. OF SHARES               PRICE PER
   DATE                            PURCHASED OR SOLD             SHARE
   ----                            -----------------             -----

09-08-99(1)                          50,000 (P)               $  10.03
09-09-99(1)                          20,300 (P)                  10.05
09-09-99(1)                          67,000 (P)                  10.07
09-10-99(1)                          17,700 (P)                  10.12
09-14-99(1)                           8,900 (P)                  10.51
09-14-99(1)                           8,800 (S)                  10.33
09-22-99(1)                          15,000 (P)                  10.27
09-22-99(1)                          13,000 (P)                  10.24
09-22-99(1)                           2,000 (P)                  10.29
09-30-99(1)                             100 (S)                   9.55
10-19-99(1)                          20,000 (S)                   9.82


     (1) Shares were purchased and sold with Canadian dollars. The price per share listed reflects the U.S. dollar equivalent on the date of the transaction.


     In addition, on October 21, 1999, 775,484 shares of the Stock were directly purchased by the Reporting Person from Tundra Investors, L.P. in a privately negotiated transaction, at a price per share of $9.71.


     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in Item 2 herein has effected any transactions in shares of the Stock during the past 60 days.

     (d) Except as set forth herein, the Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 26, 1999





                                       ONTARIO TEACHERS' PENSION PLAN
                                       BOARD, an Ontario, Canada corporation


                                       By:/s/ Jane Beatty
                                          ---------------
                                          Name:  Jane Beatty
                                          Title: Legal Counsel, Investments